EXHIBIT 4.6

AMENDMENT NO. 2
TO
LIMITED PARTNERSHIP AGREEMENT
OF
WASHINGTON PRIME GROUP, L.P.

This Amendment No. 2 is made effective as of January 14, 2015, by the General Partner and the Limited Partners of Washington Prime Group, L.P., an Indiana limited partnership (the “Partnership”).

Recitals

1.              The Partnership was organized pursuant to a Limited Partnership Agreement dated as of January 17, 2014, as thereafter amended and restated pursuant to an Amended and Restated Limited Partnership Agreement, dated as of May 27, 2014, as thereby amended from time to time (the “Partnership Agreement”).  Capitalized terms used herein and not defined shall have the meanings given to them in the Partnership Agreement.

2.              The General Partner intends to acquire Glimcher Realty Trust (“GRT”) pursuant to an agreement and plan of merger, a draft form of which has been approved by the Board of Directors of the General Partner (the definitive form of such agreement and plan of merger, the “Merger Agreement”) and related agreements, documents, instruments and certificates (collectively, the “Transaction Documents”) (the consummation of the merger and the other transactions contemplated by the Transaction Documents, collectively the “Transaction”).

3.              The Partnership, the General Partner and certain of their subsidiaries have entered into the Merger Agreement with GRT and Glimcher Properties Limited Partnership (“Glimcher LP”).

4.              Pursuant to the Merger Agreement, among other things (A) GRT will merge with and into a newly formed subsidiary of the Partnership, WPG Subsidiary Holdings I, LLC (“Merger Sub I”), with Merger Sub I being the surviving entity (the “Merger”), and each outstanding common share, $0.01 par value per share, of GRT will be converted into the right to receive $10.40 (the “Cash Consideration”) and 0.1989 shares of common stock of the General Partner, par value $0.0001 per share (the “Stock Consideration” and collectively with the Cash Consideration, the “Merger Consideration”), (B) in connection with the Merger, a separate newly formed subsidiary of the Partnership, WPG Subsidiary Holdings Inc. (“Merger Sub II”) will merge with and into Glimcher LP, with Glimcher LP being the surviving entity, and each outstanding unit of Glimcher LP (except as set forth in the Merger Agreement) shall be converted into the right to receive units of the Partnership as set forth in the Merger Agreement and (C) in connection with the Merger, the General Partner has authorized the issuance of shares of Series H Cumulative Redeemable Preferred Stock, having an aggregate initial Liquidation Preference not to exceed $100,000,000 (the “Series H Preferred Shares”), the Series G Cumulative Redeemable Preferred Stock and the Series I Cumulative Redeemable Preferred Stock, and at the effective time of the Merger, each outstanding Series G Preferred Share of GRT will be converted into one share of Series G Cumulative Redeemable Preferred Stock of the General Partner, each outstanding Series H Preferred Share of GRT will be converted into one Series H Preferred Share and each outstanding Series I Preferred Share of GRT will be converted into one share of Series I Cumulative Redeemable Preferred Stock of the General Partner.

5.              In connection with and in furtherance of the Transaction, the General Partner deems it to be in the best interests of the Partnership to amend the Partnership Agreement to provide for the creation and issuance to the General Partner of a series of preferred units to be designated “Series H Preferred Units.”

6.              Pursuant to Section 9.3(a) of the Partnership Agreement, the General Partner has the power, without the consent of the limited partners of the Partnership, to amend the Partnership Agreement with respect to the issuance of additional interests in the Partnership such as those contemplated herein.

Amendment

NOW, THEREFORE, the Partnership Agreement is hereby amended as set forth in this Amendment No. 2 as follows:

1.                                      Creation and Issuance of Series H Preferred Units.

(a)                                 In connection with the closing of the Transaction, the Partnership is authorized, through the sole action of the General Partner on its behalf, to create, designate and issue units (“Units”) of non-voting preferred limited partner units (“Series H Preferred Units”) having the same rate of return and other terms of the Series H Preferred Shares as designated in the Amended and Restated Articles of Incorporation, as amended, of the General Partner (the “Articles of Incorporation”) .

(b)                                 There is hereby created and designated a series of non-voting preferred limited partner units known as the Series H Preferred Units consisting of 4,000,000 Units which shall correspond to 4,000,000 Series H Preferred Shares of the General Partner.  On the date hereof, 4,000,000 Series H Preferred Units are hereby issued to the General Partner.

2.                                      Preferred Return.  The General Partner shall be entitled to receive, and the Partnership shall pay, a distribution (the “Series H Preferred Return”) on each Series H Preferred Unit equal to the return applicable to each share of the related Series H Preferred Shares under the Articles of Incorporation.  To the extent that any Series H Preferred Return is not paid when due, such amount shall accrue on the same terms and conditions as distributions on the applicable Series H Preferred Shares under the Articles of Incorporation.  The Series H Preferred Return shall be due in the same amounts and on the same dates as distributions on the applicable Series H Preferred Shares are due under the Articles of Incorporation.  For purposes hereof, no effect shall be given to (i) the fact that the Series H Preferred Shares may have been cancelled or (ii) any amendment or modification of the Articles of Incorporation.

3.                                      Capital Account; Allocations.  A separate Capital Account shall be established and maintained with respect to the Series H Preferred Units, with adjustments thereto and other allocations of Partnership items made consistent with the Regulations and the advice of the Partnership’s independent accountants.

4.                                      Distributions.

(a)                                 In the event of liquidation and dissolution of the Partnership, the holder of any Series H Preferred Units then outstanding shall be entitled to receive, prior to distributions to Partners pursuant to Section 8.2 of the Partnership Agreement, an amount equal to the Liquidation Preference plus accrued and unpaid dividends which would be payable under the Articles of Incorporation to the holder of an equal amount of the Series H Preferred Shares if on the date of dissolution of the Partnership the General Partner were to dissolve and liquidate.

(b)                                 Except as expressly provided herein, the holders of any Series H Preferred Units shall not be entitled to participate in any other distributions made by the Partnership under the Partnership Agreement.

5.                                      Redemption and Other Terms.  In the event of any redemption by the General Partner of all or any portion of the Series H Preferred Shares pursuant to the Articles of Incorporation, an equal portion of the Series H Preferred Units shall be redeemed on the same basis as such Series H Preferred Shares and permanently retired and cancelled for all purposes.

6.                                      Ranking.  With regard to rights to receive distributions and amounts payable upon liquidation and dissolution of the Partnership, the Series H Preferred Units rank on a parity with the Series G Preferred Units, the Series I Preferred Units and the Series I-1 Preferred Interests of the Partnership.

7.                                      Additional Documents and Actions.  The General Partner is expressly authorized on behalf of the Partnership to (i) establish book entries reflecting the General Partner’s ownership of the same number of Series H Preferred Units as there are outstanding Series H Preferred Shares, (ii) execute and deliver all such other instruments, assignments, affidavits, notices, agreements, consents, certificates and other documents, and (iii) take all such further and other actions as the General Partner shall deem necessary, advisable or appropriate to carry out the transactions contemplated in this Amendment No. 2.

8.                                      Construction; Partnership Agreement.  It is intended that the economic interests of the Series H Preferred Units shall be substantially similar to the Series H Preferred Shares, and this Amendment No. 2 shall be construed as reasonably required with respect to the preferences and rights of the Series H Preferred Units to give effect to such intent.  Except as expressly provided herein or as so reasonably required to give effect to the provisions hereof, the terms of the Partnership Agreement shall remain in full force and effect and are hereby ratified and confirmed.

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IN WITNESS WHEREOF, the General Partner has executed this Amendment No. 2 effective as of the date first set forth above.

GENERAL PARTNER:

Washington Prime Group Inc.

By:	/s/ Robert P. Demchak
Name:	Robert P. Demchak
Title:	General Counsel and Secretary

[Signature Page to Series H Mirror Preferred Units]